No Borders, Inc.

18716 East Old Beau Trail

Queen Creek, Arizona 85142

Phone: (760) 582-5115

Edward Kelly

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

No Borders, Inc.

Offering Statement on Form 1-A

Filed September 23, 2019

Response dated: October 31, 2019

File No. 24-11079

         November 20, 2019

Dear Mr. Kelly,

This letter sets forth the response of No Borders, Inc., (“NBDR” or the “Company”) to the Staff’s comment request for dated October 31, 2019.

Kindly be advised that No Borders, Inc. (the "Company") requests that its Regulation A offering be qualified on Friday, November 22, 2019 at 3pm.

The State of Colorado is prepared to qualify our offering and their letter is attached.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (760) 582-5115 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

No Borders, Inc.

/s/Joseph Snyder

Name: Joseph Snyder

Title: Chief Executive Officer, Director